Exhibit 99.2

CONVOCATION

ANNUAL GENERAL MEETING OF ARGENX SE

7 MAY 2024

argenx SE (the "Company") hereby invites its shareholders and all other persons with meeting rights to attend its annual general meeting of shareholders ("AGM") to be held at 13:00 CET on Tuesday, May 7, 2024 at Hilton Hotel Schiphol, Schiphol Boulevard 701, 1118 BN Schiphol, the Netherlands.

We would like to emphasize and encourage to use the possibility of voting by (electronic) proxy as referred to in this notice.

Availability of documents

The agenda of the AGM including the ancillary documentation thereto are now available for inspection at the offices of the Company or on the Company's website ( www.argenx.com). Copies of the aforementioned documents are also available to shareholders, free of charge, via ABN AMRO Bank N.V. ("ABN AMRO") from today, via e-mail address: ava@nl.abnamro.com.

Shareholders' rights, participation and voting

As of the date of this notice, the Company has issued and outstanding 59,386,542 shares. The Company's bylaws do not have any restrictions on voting rights, each share having the right to one vote at this AGM. Voting rights may not be used for shares held by the Company itself or its subsidiaries or other shares deemed to be treasury shares. Unless Dutch law provides otherwise and with due observance of article 25 of the articles of association of the Company, all resolutions shall be passed by an absolute majority of the votes cast. The ordinary shares are listed on Euronext Brussels and the ADSs are listed on NASDAQ. The agent for the ordinary shares is ABN AMRO and the agent for the ADSs is BNY Mellon.

Attendance at the AGM

Only holders of shares in the share capital of the Company as of the close of business (CET) on the 28th day prior to the AGM, being Tuesday, April 9, 2024 (the "Record Date"), who have registered themselves in the manner mentioned below are entitled to take part in and vote at the AGM. Each share outstanding on the Record Date is entitled to one vote on each voting item.

Holders of ADSs will receive information about the AGM and how to exercise their voting rights via their custodian from BNY Mellon.

Shareholders and all other persons with meeting rights who either in person or by proxy wish to attend the meeting must notify ABN AMRO accordingly by 17.30 CET on Tuesday, April 30, 2024 at the latest via their financial intermediary as defined in the "Wet giraal effectenverkeer" or their agent (the "Intermediary") or directly via www.abnamro.com/evoting.

The Intermediary concerned must submit to ABN AMRO no later than Thursday, May 2, 2024, 11.00 CET, a statement via www.abnamro.com/intermediary, including the number of deposit shares notified for registration and held by that shareholder at the Record Date. With this statement, intermediaries are furthermore requested to include the full address details of the relevant holder in order to be able to verify the shareholding on the Record Date in an efficient manner. The proof of registration supplied by ABN AMRO together with a valid identity document will serve as admission ticket to the meeting.

argenx SE Laarderhoogtweg 25, 1101 EB Amsterdam, the Netherlands
info@argenx.com – www.argenx.com

Persons entitled to take part in the meeting may be asked to identify themselves prior to being admitted to the AGM and are therefore asked to carry valid proof of identification.

Voting by (electronic) proxy

A shareholder who chooses to be represented at the meeting shall, in addition to submitting the application to attend the meeting as described above, grant a proxy. The proxy may include a voting instruction. Shareholders may grant a proxy and give voting instructions to argenx SE via www.abnamro.com/evoting by 17.30 CET on Tuesday, April 30, 2024 at the latest.

Alternatively, a proxy may be granted in writing. A written proxy may be granted to a third party or a representative of the Company. The duly signed written proxy, which can be downloaded from the Company's website or obtained via e-mail from the Company’s Corporate Secretary via legal@argenx.com or telephone +32 471 61 66 25. Written and signed proxies must be received by 17.30 CET on Tuesday, April 30, 2024 at the latest by the Company via e-mail legal@argenx.com.

Right to ask questions

All shareholders are entitled to ask questions to the Board on the agenda item(s). Questions may only be asked during the AGM.

Holders of ADSs

Holders of ADSs will receive information about the AGM and how to attend, exercise their voting rights and other rights via their custodian from BNY Mellon (as the holder of the shares for which the ADSs are issued).

Amsterdam, 26 March 2024

Board of directors argenx SE

argenx SE Laarderhoogtweg 25, 1101 EB Amsterdam, the Netherlands
info@argenx.com – www.argenx.com